SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

August 10, 2015

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions, Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Christina Chalk, Senior Special Counsel

Re:	Avolon Holdings Limited
Schedule TO
Filed July 31, 2015
File No. 005-88519

Ladies and Gentlemen:

On behalf of our client, Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”) and an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”), we hereby submit this letter as requested by Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions, Division of Corporation Finance, during a telephone conversation between Ms. Chalk and Pran Jha of Sidley Austin LLP on July 30, 2015, relating to the above-referenced Schedule TO filed by Offeror and Parent (including all the exhibits thereto, including Exhibit (a)(1)(A) thereto (Offer to Purchase), the “Bohai Schedule TO”). In response to the issues raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in that conversation, Offeror and Parent respectfully submit that they are not required to file with the Bohai Schedule TO the financial information described in Item 1010 of Regulation M-A for Offeror or Parent for the reasons set forth in this letter. Capitalized terms used in this letter, but not defined, have the meanings given to such terms in the Bohai Schedule TO.

Introduction

Item 10 of Schedule TO requires the filing person to, if material, furnish the financial statements and pro forma financial information required by Item 1010(a) and (b) of Regulation M-A for the offeror in a third-party tender offer. Instruction 1 to Item 10 of Schedule TO provides that financial statements must be provided when the offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities sought. It observes that the facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

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Instruction 2 to Item 10 of Schedule TO is a safe harbor that provides that financial statements are not considered material when:

(a)	the consideration offered consists solely of cash;

(b)	the offer is not subject to any financing condition; and either:

(c)	the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR, or

(d)	the offer is for all outstanding securities of the subject class.

Offeror’s offer described in the Bohai Schedule TO (the “Offer”) is an offer for 20% of the issued and outstanding common shares of Avolon Holdings Limited, a Cayman Islands exempted company (the “Company”). Offeror is not a public reporting company in the U.S. and the Offer is not for all outstanding common shares of the Company, so the safe harbor in Instruction 2 to Item 10 of Schedule TO is not available.

However, Offeror and Parent respectfully submit that they are not required to file with the Bohai Schedule TO the financial information for Offeror or Parent described in Item 1010(a) and (b) of Regulation M-A, because it is not material to a Company shareholder’s decision whether to sell, tender or hold the Company common shares sought in the Offer. Such financial information is not material to such a decision for the reasons set forth below, each of which is discussed in more herein:

•	The Offer is not conditioned upon the receipt of financing.

•	The Offer consideration consists solely of cash, and, pursuant to the Investment Agreement, Parent has committed to provide, or cause to be provided, to Offeror sufficient funds to acquire Shares pursuant to the Offer.

•	Parent has available the necessary funds to satisfy these obligations. It (i) has provided a representation to this effect to the Company in the Investment Agreement and (ii) has provided disclosure to this effect in the Schedule TO.

•

The Company’s private equity shareholders (the “Sponsors”), together with their syndicatees that acquired Shares directly or indirectly from or through one or more of the Sponsors (the “Syndicatees”), currently hold approximately 78% of

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the issued and outstanding Shares and exert significant influence over the Company, including from the rights granted to such shareholders pursuant to the Shareholders’ Agreement dated as of December 17, 2014, among the Company, the Sponsors and their Syndicatees (the “Existing Shareholders’ Agreement”). Even if the Shares held by the Sponsors and their Syndicatees (as opposed to the public shareholders) are the sole source of Shares purchased by Offeror pursuant to the Offer and the terms of the Agreement to Tender dated as of July 14, 2015, among Offeror, the Sponsors and their Syndicatees (the “Agreement to Tender”), the Sponsors and their Syndicatees will continue to hold approximately 58% of the outstanding Shares after consummation of the Offer and will continue to exert significant influence over the Company, including through the rights that will be granted to such shareholders pursuant to the Amended and Restated Shareholders’ Agreement that will be entered into by the Company, Offeror, Company, the Sponsors and their Syndicatees upon consummation of the Offer (the “A/R Shareholders’ Agreement”).

•	After consummation of the Offer, pursuant to the A/R Shareholders’ Agreement, Offeror and its affiliates will be subject to a number of restrictions on their ability to control or exert influence over the Company, to buy additional Shares and to transfer Shares. Offeror will not be, as a result of the Offer, a dominant or controlling shareholder of the Company.

•	Because of the facts described in the immediately preceding two bullet points, the purpose of the Offer is not and cannot be (i) to gain control of the Company or (ii) to take the first step in a two-tiered coercive transaction where the shareholders may receive securities of the bidder in a “back-end securities transaction” and could need financial information with respect to the bidder to properly assess this possibility.

Discussion

As stated above, Instruction 1 to Item 10 of Schedule TO provides that financial statements must be provided when an offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities sought. In the Regulation M-A adopting release (Release Nos. 33-7760, 34- 42055; October 22, 1999) (the “Adopting Release”), the SEC stated that generally there are several factors that should be considered in determining whether financial statements of a bidder are material. Those factors are as follows:

•	the terms of the tender offer, particularly the terms concerning the amount of securities sought;

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•	whether the purpose of the tender offer is for control of the subject company;

•	the plan or proposals of the bidder; and

•	the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise.

The Adopting Release further comments that financial information can be material when the bidder’s ability to finance the transaction is uncertain. It also observes that financial information can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target. In this case, shareholders of the target need financial information about the prospective controlling shareholder to decide to what extent they should tender in the offer or remain a continuing shareholder in a company with a dominant or controlling shareholder.

The SEC added that these factors are not exclusive and not all factors are necessary to meet the materiality test.

An application of the facts of the Offer to the foregoing considerations clearly demonstrates that the financial information called for by Item 1010 of Regulation M-A is not material to a Company shareholder’s decision whether to sell, tender or hold the Company common shares sought in the Offer.

As an initial matter, it is significant that the terms of the Offer provide that the Offer is not conditioned upon the receipt of financing, and the Offer consideration consists solely of cash. Pursuant to the Investment Agreement, Parent has committed to provide, or cause to be provided, to Offeror sufficient funds to acquire Shares pursuant to the Offer. Assuming, as the parties expect, that the Company will have 82,428,607 Shares issued and outstanding immediately prior to the expiration time of the Offer, Offeror will purchase 16,485,722 Shares in the Offer. At a purchase price of $26.00 per Share, the aggregate purchase price for the Shares in the Offer will be approximately $428.6 million. When estimated related fees and expenses are considered, Offeror estimates that the total amount of funds required to consummate the Offer will be approximately $449 million. Parent has (i) available the necessary funds to satisfy these obligations, (ii) provided a representation to this effect to the Company in the Investment Agreement and (iii) provided disclosure to this effect in the Schedule TO. Moreover, Parent has deposited into escrow $25 million which will be available to satisfy a portion of the funds required to consummate the Offer. Accordingly, detailed financial statements and pro forma financial information in respect of Offeror and Parent are irrelevant to a Company shareholder’s decision whether to sell, tender or hold Shares sought in the Offer, and would not provide any

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material information to assist such shareholders in making that decision – Offeror and Parent have a contractual commitment to consummate the Offer, and have already represented that they have the financial resources to do so. Indeed, it is highly unlikely that the Company, which is represented by well-known, sophisticated financial and legal advisors, would have entered into this transaction without obtaining sufficient assurances that Offeror and Parent had the financial resources to consummate the Offer.

Further, as articulated in the Adopting Release, financial information can be material when a bidder seeks to acquire a significant equity stake in the target in order to influence the management and affairs of the target. As further stated in the Adopting Release, “[s]ecurity holders need pro forma financial information to make an informed investment decision because if security holders do not tender in an offer they may receive securities of the bidder in exchange for the securities they hold in the target at a later date in a back-end securities transaction.” As demonstrated below, these concerns are not present in the Offer being made by Parent and Offeror.

As described in the Bohai Schedule TO, the Offer is for 20% of the issued and outstanding Shares as of immediately prior to the expiration time of the Offer. If more than 20% of the issued and outstanding Shares as of immediately prior to the expiration time of the Offer are tendered, Offeror will purchase a number of Shares equal to 20.0% of the issued and outstanding Shares on a pro rata basis from the tendering shareholders (based on the number of Shares tendered and not withdrawn). The Sponsors and their Syndicatees currently hold approximately 78% of the issued and outstanding Shares and exert significant influence over the Company, including through the rights granted to such shareholders pursuant to the Existing Shareholders Agreement. Pursuant to the Agreement to Tender, Sponsors and their Syndicatees have also agreed to tender in the Offer 16,485,722 Shares, representing, in the aggregate, 20.0% of the total Shares outstanding. If other shareholders of the Company tender their Shares pursuant to the Offer, the Shares accepted from the Sponsors and their Syndicatees will be cut back on a pro rata basis. Accordingly, assuming the number of issued and outstanding Shares remains the same (as the parties expect), if the Shares held by the Sponsors and their Syndicatees (as opposed to the public shareholders) are the sole source of Shares purchased by Offeror pursuant to the Offer, the Sponsors and their Syndicatees will hold approximately 58% of the outstanding Shares after the consummation of the Offer. If other shareholders of the Company tender their Shares pursuant to the Offer, the Sponsors and their Syndicatees will hold greater than 58% of the outstanding Shares after consummation of the Offer. Under either circumstance, the Sponsors and their Syndicatees will, as compared to Offeror, continue to exert greater influence over the Company as a result of their greater Share ownership and more extensive rights under the A/R Shareholders’ Agreement.

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The following rights of the Sponsors and their Syndicatees pursuant to the A/R Shareholders’ Agreement contribute to the significant influence over the Company that the Sponsors and their Syndicatees will continue to exert after consummation of the Offer, despite Offeror owning 20% of the outstanding Shares:

•	Board Nomination Rights. Three Sponsors (the “Majority Sponsors”) will have the right to nominate, collectively, six members to the Company Board (which will initially consist of 12 members), as described in more detail in the Bohai Schedule TO. Offeror will have the right to nominate only one member to the Company Board.

•	Committee Appointment Rights. The Majority Sponsors will have the right to appoint, collectively, three members to each of the remuneration committee and the nominating and corporate governance committees of the Company Board, as described in more detail in the Bohai Schedule TO. Offeror will have the right to appoint only one member to such committees.

•	Shareholder Reserved Matters.

•	For so long as the Sponsors hold in the aggregate at least 25% of the Shares, a number of fundamental actions cannot be taken by the Company without the prior approval of Sponsors holding a majority of the Shares then held by the Sponsors, including changes of control, mergers, sales of all or substantially all assets, material equity issuances, the appointment, removal or change in the compensation of appointment and removal of any of the independent directors. Offeror will not be entitled to participate in the vote required to approve these actions.

•

A separate set of actions (including commencement of dissolution or bankruptcy proceedings, non-pro rata reduction to the share capital of the Company, certain amendments the Company’s memorandum and articles of association and changes in the principal line of business of the Company) cannot, for so long as the Sponsors hold in the aggregate at least 25% of the outstanding Shares, be taken by the Company without the prior approval of Sponsors and Offeror (collectively, the “Principal Investors”) holding a majority of the Shares then held by the Principal Investors. While Offeror will be entitled to participate in the vote to approve the foregoing matters, Offeror will not control such vote, because it is expected that upon consummation of the Offer, Offeror will own, at most, only approximately 25% of the Shares held by the Principal Investors, with the Sponsors holding

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the rest. Further, the A/R Shareholders’ Agreement provides that if at any time Offeror owns a greater number of Shares than the number of Shares owned by the Sponsors in the aggregate, Offeror will not be entitled to exercise its approval rights as a Principal Investor with respect to the foregoing matters without the approval of at least one Sponsor that holds Shares at such time. Moreover, if certain of the foregoing matters results from a Change of Control Transaction, then Offeror will not be entitled to exercise its approval rights as a Principal Investor with respect thereto, unless such matters would discriminate against Offeror in a manner that is disproportionately and materially adverse to Offeror’s rights and obligations as compared to the Sponsors.

•	Board Reserved Matters

•	For so long as the Sponsors hold in the aggregate at least 25% of the outstanding Shares, a number of fundamental actions, which are set forth in the A/R Shareholders’ Agreement and summarized in Bohai’s Schedule TO, cannot be taken by the Company without the prior approval of a majority of the Directors nominated by the Majority Sponsors. Such fundamental actions include entering into, amending or terminating certain material contracts, selling certain material assets, declaring dividends, certain material investments and acquisitions and incurring material debt.

•	Only two matters – the entry by the Company into new business lines and certain transactions between the Company and its affiliates – cannot be taken by the Company without the prior approval of a majority of the Directors nominated by the Majority Sponsors and Offeror (and, as indicated above, Offeror can nominate only one director, while the Majority Sponsors can nominate six directors). Further, if either of the foregoing matters results from a Change of Control Transaction, then approval of such matters will not include the director nominated by Offeror unless such action would discriminate against Offeror in a manner that is disproportionately and materially adverse to Offeror’s rights and obligations as compared to the Sponsors.

Moreover, not only will the Sponsors exert significant influence over the Company, through their large ownership percentage and governance and other rights granted to the Sponsors pursuant to the A/R Shareholders’ Agreement, but after consummation of the Offer, a number of provisions in the A/R Shareholders’ Agreement will restrict the ability of Offeror and its affiliates to control or exert influence over the Company, to buy additional Shares and to transfer Shares, including the following:

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•	Standstill Restrictions. Offeror has agreed to standstill restrictions that will prohibit Offeror and its affiliates, for a period of two years after consummation of the Offer, from, among other things, (i) acquiring additional Shares or any material assets of the Company or its subsidiaries, (ii) publicly offering or proposing to enter into or any merger, business combination, or other extraordinary transaction involving the Company or its subsidiaries, or (iii) initiating any shareholder proposal or the convening of any shareholders’ meeting of the Company or otherwise seeking to influence, advise or direct the vote of any other holder of Shares, in each case without the consent of the Company Board. After expiration of the standstill period, the standstill restrictions will again apply during any period during which the Company is considering an acquisition proposal for a Change of Control Transaction.

•	Mandatory Offer. The A/R Shareholders’ Agreement provides that Offeror will not be permitted to acquire more than 30% of the outstanding Shares in the aggregate other than pursuant to a fully financed cash offer to all other shareholders of the Company to acquire their Shares for a purchase price per share determined by Offeror. The completion of any such mandatory offer will be conditioned upon the satisfaction of a minimum acceptance condition of at least 50.1% of all outstanding Shares (other than Shares held by Offeror). The mandatory offer restrictions contained in the A/R Shareholders’ Agreement are perpetual and do not terminate so long as Offeror holds Shares.

•	Transfer Restrictions. Offeror cannot sell any Shares for one year following consummation of the Offer (the “Lock-up Period”), subject to certain exceptions relating to transfers to affiliates of Offeror or a Change of Control Transaction recommended by the Company Board. Following the expiration of the Lock-up Period, Offeror can sell Shares only in limited circumstances, such as (i) in a sale to the public, (ii) in a sale pursuant to the tag-along rights set forth in the A/R Shareholders’ Agreement, (iii) to certain permitted transferees, (iv) pursuant to a foreclosure by a recourse lender, if any, to whom Offeror pledges its Shares (so long as such lender agrees to be bound by Offeror’s obligations under the A/R Shareholders’ Agreement), (v) pursuant to a Change of Control Transaction recommended by a majority of the Company Board and (vi) a non-public sale if the proposed transferee is not a competitor of the Company, would not reasonably be expected to cause the Company to become subject to materially adverse regulatory or legal obligations and agrees to be bound by the obligations of Offeror under the A/R Shareholders’ Agreement.

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•	Drag-Along Obligations and Premium Refund. Offeror has agreed to sell its Shares and otherwise vote for and support any Change of Control Transaction that is approved by the Company Board (on which Offeror will have one director so long as it holds at least 15% of the Shares) and, to the extent required, the Sponsors, including by taking all necessary actions as reasonably requested by the Company Board and the Sponsors to ensure consummation of such Change of Control Transaction. The definition of Change of Control Transaction in the A/R Shareholders’ Agreement is summaries in the Bohai Schedule TO.

The A/R Shareholders’ Agreement was specifically designed to preserve the control and influence of the Sponsors and restrict the ability of Offeror to exert control on the Company and its shareholders. Because of the significant control and influence the Sponsors exert (and will continue to exert) over the Company after the Offer as a result of their Share ownership and their rights under the A/R Shareholders Agreement, and because of the significant restrictions on Offeror’s and its affiliates’ ability to control and influence the Company and to acquire additional Shares, the Offer is not the type of transaction in which the SEC, as articulated in the Adopting Release, has required disclosure of buyer financial information under Item 1010 of Regulation M-A. Specifically, because of the significant control and influence on the Company exerted by the Sponsors, coupled with the significant restrictions placed on Offeror’s and its affiliates’ ability to control and influence the Company and to buy more Shares, the Offer cannot be the first step in a two-tiered coercive transaction where the shareholders may receive securities of the bidder in a “back-end securities transaction.” In addition, because of the rights of the Sponsors and the restrictions on the Offeror discussed above, after the consummation of the Offer, Offeror will not be a controlling or dominant shareholder of the Company. Instead, the Offer is simply an all cash offer not subject to a financing condition, in which financial statements of the buyer are not material.

As Offeror and the Company have publicly disclosed, Parent has made, at the invitation of the Company, a non-binding proposal for the acquisition of 100% of the outstanding Shares for cash, with no financing condition, subject to due diligence and negotiation and execution of definitive agreements. The parties are engaged in continuing discussion relating to this proposed transaction. The existence of these negotiations and Offeror’s proposal do not change the analysis above, or Parent’s and Offeror’s position that Parent and Offeror financial information is not material to Company shareholders in respect of the Offer. If any definitive agreements are executed with respect to the proposed transaction, the Offer will be amended or terminated as needed to reflect the structure of such proposed transaction. If the Company and Parent agree to an acquisition of 100% of the outstanding Shares, the Offer will most likely be terminated.

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Alternatively, the Offer may be amended to provide for an Offer to purchase 100% of the outstanding Shares for cash, in which case the Offer would fall within the safe harbor provided by Instruction 2 to Item 10 of Schedule TO. In either case, the issue of whether Parent and Offeror financial information should be provided will be moot.

Conclusion

As demonstrated above, financial statements and pro forma financial information described in Item 1010(a) and (b) of Regulation M-A for Offeror or Parent are not material to a Company shareholder’s decision whether to sell, tender or hold the Company common shares sought in the Offer. Accordingly, Offeror and Parent have determined to not include such financial statements and pro forma financial information in the Bohai Schedule TO.

Very truly yours,

/s/ Sidley Austin LLP